April 4, 2020

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Drive, Suite 2550
Chicago, IL 60606

       Re: Iterum Therapeutics plc
           Registration Statement on Form S-1
           Filed March 20, 2020
           File No. 333-237326

Dear Mr. Fishman:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 20, 2020

Cover Page

1. Please revise the coverpage presentation concerning the Exchangeable Notes to identify the exchange rate and clarify whether it is a fixed or floating rate. With respect to the
       Royalty-Linked Notes, revise the coverpage to explain and highlight briefly what these notes are and their material features. For instance, it should be clear what royalties and drug candidates are at issue, the absence of principal and interest payments, and the time horizon for the security. Also, highlight the complexities of the Royalty-Linked Notes and the tax risks applicable to U.S. holders. Also, revise the coverpage to indicate that both instruments are subject to redemption.
2. With reference to your fee table, please revise the coverpage to disclose the number of ordinary shares that you are registering.
 Corey Fishman
Iterum Therapeutics plc
April 4, 2020
Page 2
3. Please revise the third paragraph to indicate whether there is any limitation on your ability to extend the offering.
The Royalty-Linked Notes, page 14

4.       Please revise to:

              Disclose the number of Royalty-Linked Notes outstanding before and after the offering, and discuss any risks associated with potential future issuances.
              Clarify what 50 Notes entitles the holder to receive. For instance, please add a table to demonstrate the range of payouts that would be owed to investors under various scenarios relating to asset performance and, as applicable, the number of Royalty-
              Linked Notes outstanding.
              Discuss the development status of the drug product candidates (including development plans and timelines) relevant to the performance of these Royalty-
              Linked Notes.
Exhibits

5. Please explain to us why counsel includes the final paragraph on page 3 of the Exhibit 5.1 legal opinion concerning the Royalty-Linked Notes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Gabor at (202) 551-2544 or Joe McCann at (202) 551-6262 with any questions.



FirstName LastNameCorey Fishman                                Sincerely,
Comapany NameIterum Therapeutics plc
                                                               Division of
Corporation Finance
April 4, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName